DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
[redacted]
2
33

3A CHATER ROAD
HONG KONG

April 19, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Presentation, dated April 2005, entitled, "FCC Group Analyst Presentation."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

File No. 82-3743

FCC Group

Analyst Presentation

April 2005

IEAF
Instituto Español de Analistas Financieros

GRUPO FCC

I. FCC Group Description

II. Financial Highlights

III. Business Areas

IV. Share Evolution and Dividends

V. FCC Present and Future

FCC Group - Description (year 2004)

FCC is one of the largest Service and Construction Groups in Spain

- € [illegible] MM Sales
- € 388 MM Net Income
- € 715 MM Cash Flow

FCC Group - Description

FCC Group Shareholder Structure



E. KOPLOWITZ
73%
Financial Investors
27%
B 1998, S.L.
52,48%
GRUPO FCC
ACCIONA
15,05%
FREE FLOAT
32,47%

Structure

BEST AVAILABLE COPY


GRUPO FCC
100%
100%
58,8%
Services
Environmental Services
Versia
Construction
Cement
Real Estate
80%
50%
Torre Picasso
Realia (1)
Business Areas
Strategic Areas
Non-Core Assets
(1) Consolidatio through Equit Method

2004 SALES BREAKDOWN


Torre Picasso 0,3%
Cement
14%
Sevices

EBITDA BREAKDOWN


Construction
Others
Torre Picasso 2%
19%
4%
Service:
31%
Cemen

Key Strengths

✓Leading position in key strategic areas	nº 1 Services in Spain nº 2 Cement in Spain (nº 1 with Spanish capital) nº 3 Construction in Spain
✓Highest exposure to Services within the sector	37% of consolidated Revenues 44% of consolidated EBITDA
✓High earning visibility	~ 55% of revenues from public entities ~ 35% of revenues are related to Service concessions
✓Strong capacity for debt	0,3 x Net Debt / EBITDA ratio 9,3 % Gearing
✓Strong cash flow generation	13,5% EBITDA margin Cash flow generated through Operations: €715 MM

Financial structure, management capacity and market position
[illegible] to boost growth in strategic areas

I. FCC Group Description

[redacted]

III. Business Areas

IV. Share Evolution and Dividends

V. FCC Present and Future

Strong 2004 Results

(€ MM)	2004	2003	% Change
Sales	6.285,9	6.050,5	+3,9%
EBITDA	851,3	804,1	+5,9%
Margin %	*13,5%*	*13,3%*	
EBIT	543,6	519,0	+4,7%
Margin %	*8,6%*	*8,6%*	
Net Income	388,3	308,6	+25,8%
Cash Flow (1)	715,1	707,7	+1,0%

Note:
(1) Defined as Ordinary Net Income plus Depreciation & Amortization minus results under equity method plus dividends form equity accounted investments

Growth in All Key Strategic Areas

(€ MM)	2004 Revenues	% Change	EBITDA 2004	% Change
Construction	3.090,2	+4,7%	159,0	+ 13,6%
Services	2.333,7	+ 11,7%	377,2	+ 12,4%
Cement	881,5	+1,8%	265,0	(4,1%)

Growth and Diversification Track Record

:VENUE GROWTH / INTERNATIONALISATION



Revenue CAGR 98 - 04 = 11,3%
,5%
International Sales
10,2%

DIVERSIFICATION OF REVENUES



56%
30%
10%
Others: 4%
1998
Construction
Services
Cement
46%
3%
37%
14%
Servi

[redacted]

I. FCC Group Description

II. Financial Highlights

[redacted]

IV. Share Evolution and Dividends

V. FCC Present and Future

[redacted]

Services

Environmental Services

Environmental Services

Activity and Geographic Area Breakdown

2004 Revenue Breakdown (€1.819,2 MM)



9%
International
España

Por Actividad **Por área geográfica**

Environmental Services (€ 1.088,6 MM)
- Solid urban waste collection, treatment an disposal
- Street cleaning
- Parks and garden maintenance

Gestión del Agua (€ 460,8 MM)
- Full management of the water purification cycl
- Wastewater treatment

Industrial Waste (€ 106,8 MM)
- Design, construction and management of Industrial Waste Facilities
- Collection, treatment and disposal of Indus Waste

International (€ 163,0 MM)
- Mainly environmental and water services
- Presence in Europe, North Africa and Lata

Environmental Services

Key Financial Figures (€ MM)

REVENUES

CAGR 00-04: 6,5%


International
National
1.415
1.579
1.606
1.709
1.819
2000
2001
2002
2003
2004

2004 NET REVENUES:	+6,5%
NATIONAL CAGR 00-04:	+10,7%

EBITDA

CAGR 00-04: 9%


202
230
240
255
285
2000
2001
2002
2003
2004

2004 EBITDA:	+11,9%
2004 NATIONAL : €1.656,3	+7,2%

[redacted]

Services

Versia

Versia

Activity and Geographic Area Breakdown

2004 Revenue Breakdown (€514 MM)


30%
21%
16%
11%
10%
7%
5%
29%
International
Spain
71%
Activity
Region

Handling (€ 153 MM)
Airport passenger and cargo ground services

Logístics (€ 109 MM)

Site Furniture and advertising (€ 80,9 MM
Design, manufacture, installation and maintenance of all kinds of site furniture and outdoor advertising structures

Parking (€ 58,8 MM
Street and underground parking

Maintenance and Systems (€ 50,8 MM
Urban infrastructure maintenance
Traffic control network

MOT Testing (€ 37,4 MM
Vehicle inspection

Transport (€ 24,7 MM
Urban and Intercity passenger transportation

Versia

Key Financial Figures (€ MM)

REVENUES

CAGR 00-04: 24,5%



National
International
214
250
305
381
515
2000
2001
2002
2003
2004

2004 NET REVENUES	+35 %
NATIONAL CAGR 00-04:	+78 %

EBITDA

CAGR 00-04: 13,2%



56
62
72
81
92
2000
2001
2002
2003
2004

2004 EBITDA : € 91,8 MM +13,8%

Margin decline due to international growth and the consolidation of the Logistics activity

Strong growth in revenues and margin recovery

Construction

Construction

Positioning

- One of the leading companies in Spain
  - Mainly **domestic** (96% of sales)
  - Focused on **Civil Works** (57% of sales and 65% of backlog)
- International activity mainly in **Portugal** and **Central America**
- Clear presence in **infrastructure concessions:**
  - **26 projects** awarded in their **initial phase**
  - Consolidation through the Equity Method: Important Latent **capital gains**

Plan on the transport infrastructure

2004 SALES



17%
27%
56%

2004 BACKLOG DISTRIBUTION



13%
20%
67%

Residential Buildings
Civil Works
Non Residential Building

Construction

Key Financial Figures (€ MM)

REVENUES


International
National
CAGR 00-04: 10,7%
2.055
2.396
2.613
2.950
3.090
2000
2001
2002
2003
2004

EBITDA


CAGR 00-04: 13,7%
95
114
124
140
159
2000
2001
2002
2003
2004

[redacted]

Cement

Cement

CEMENTOS PORTLAND VALDERRIVAS is present in two markets:

- **SPAIN - Market with the highest cement consumption per capita in the world**
- **US - Third in the world market in total cement consumption**

SPAIN
Cementos Portland

- **nº 2 In Spain**, with a 17% market share
- Leadership in North and central Spain and strong position in the South
- 6 fully owned facilities, with a **production capacity of 7,3 MM tons**
- **Over 90% productivity ratio**

US
Giant Cement

- 100% US subsidiary of Cementos Portland since the year 2000
- **nº 15 in the United States**
- Leadership (no 4) on the East Coast (Carolina, Virginia and Pennsylvania)
- 3 plantas con 3 facilities with a **production capacity of 2,1 MM tons**

Cement

Key Financial Figures (€ MM)

REVENUES

National
International

CAGR 00-04: 7%



673
792
831
866
882
2000
2001
2002
2003
2004

International decrease due to the depreciation of the US $

EBITDA

CAGR 00-04: 3%



234
255
272
276
265
34,7%
32,2%
32,7%
31,9%
30,1%
2000
2001
2002
2003
2004

•Margin decline due to North American market

[redacted]

Non-Core Assets

Realia

- 4th Largest Real Estate company in Spain in terms of assets- NAV € 1.500 MM
- Latent Capital gains for FCC - € 500 MM
- Owned by Caja Madrid and FCC with 50% each and consolidated through the Equity Method
- 100% domestic with new operations in Portugal and Poland
- Sales Distribution:
  - Rentals : 13% of the sales (500.000 m2 business premises and offices on rent) - 97% occupation ratio
  - Promotion : 67% of the sales - 2.058 Buildings started
  - Floor Reserve 10 MM m2
  - Others: 20% of the sales - Floor sale, buildings and other services

Realia


REVENUES
CAGR 00-04: 22%
262
306
410
470
575
2000
2001
2002
2003
2004


EBITDA
CAGR 00-04: 28%
72
86
114
141
194
27%
28%
28%
30%
34%
2000
2001
2002
2003
2004

[redacted]

FCC Group Description

II. Financial Highlights

III. Business Areas

IV. Share Evolution and Dividends

V. FCC Present and Future

Share Evolution

2002-2004 FCC SHARE EVOLUTION IN THE IBEX35


IBEX



2003 Revaluation	+36,6%
2004 Revaluation	+21,2%
Jan- March 2005	+11,3%

…vidends

In the last four years:

- FCC's dividend has been multiplied by 3,6
- Payout has increased 2,3 times and is near 50% of the ordinary income net of taxes
- During the year 2004 the dividend paid has increased 94%

PAID DIVIDEND €/ PAYOUT %


+ 94%
0,290
0,469
0,524
0,551
1,067
19,6%
26,1%
26,1%
26,3%
45,1%
2000
2001
2002
2003
2004

[redacted]

I. FCC Group Description

II. Financial Highlights

III. Business Areas

IV. Share Evolution and Dividends

V. FCC Present and Future

Strategic Vision

Consolidate our leading position and boost growth and profitability in three key strategic areas

Construction

Cement

Present

- FCC's **expansion** in the last years has been supported mainly by the **organic growth** of its activities.
- Its **shareholder structure** has made it difficult to perform an active acquisition policy.
- This situation has been solved after Veolia's exit and with the incorporation of new financial partners.
- A **new phase** is starting with a strong commitment to boost the expansion of the company based on the **organic growth and an active acquisition policy** in the strategic areas of the Group.
- This change will be led by the new CEO with full executive power.

Present

At the moment FCC is in a unique situation to reach these goals, with:

⇨ **A leading position and a proved management capability in our strategic areas.**

⇨ **A debt capacity that allows the Group to invest over €3.000 MM.**

⇨ **A strong commitment and a full support from our main partners.**

Organic Growth

Growth Factors

Services - Environment Services

[redacted]

- Urban center expansion
- Demand of higher added value services
- Privatisations

[redacted]

- Market Privatisations
- Urban center expansion
- New Business Areas (Industrial Water, Seawater treatment, Irrigation Plan)

[redacted]

- Application of the actual Community Regulations
- New opportunities due to increase in environmental concern resulting in new regulations (floor decontamination, electroni(waste, etc)

Growth Factors

Services - Versia

[redacted]

- International organic growth due to tenders that will take place in New York, London, etc.

[redacted]

- Growth due to license renovation in 40 Spanish airports
- International expansion due to new tenders

[redacted]

- Market organic growth due to common tendency with other countries
- Fragmented market with future acquisition possibilities

Growth Factors

Services - Versia

[redacted]

- Organic growth due to concession renewals
- Diversification towards certification activities
- International expansion in countries such as Brazil

[redacted]

- Take part in the new market for cargo transportation on trains
- New opportunities in urban transport (Metro and Tram)

Growth Factors

Construction

- To **develop** the Spanish Plan on the Transport Infrastructure (**PEIT**)
- **International expansion** in the geographical areas with a strong growth potential

Cement

- To **recover** the North **American market**
- **Full productivity of the US facilities**

2005 Forecast

	Net revenues	EBITDA
GROUP	+4%-6%	8%-10%
CONSTRUCTION	2%-3%	2%-3%
SERVICES	5%-6%	13%-14%
VERSIA	25%-30%	13%-15%
CEMENT	2%-3%	6%-8%

FCC a growing company

Corporate Acquisitions

FCC : Growth Objectives

- After a period of 6 years where **FCC's** expansion has been mainly based on internal growth, today there is a strong commitment to boost the company through an **active acquisition policy.**
- This policy will be focused exclusively on acquisitions in the **strategic areas**, continuing the process of gradually increasing the weight of the **Area of Services** within FCC.
- To do so, FCC has **already assigned the necessary means** to identify, analyze, negotiate and close, any investments adequate to accomplish the strategic objectives.
- The **first** proof of this active acquisition policy, is last February's **acquisition** of **Grupo Logístico Santos**

FCC : Growth Objectives

This active corporate acquisition policy will allow FCC to reach the following objectives:

[redacted]

- **Double** the actual **Net Revenues** in the next three years which would result in a volume of sales between **10.000 and 12.000 MM Euros**
- Increase our **international** position to reach between **35% and 40%** of the Group's consolidated income.
- **Multiply by two**, during this same period, the Gross Operating Profit (**EBITDA**) reaching **1.400 - 1.600 MM Euros.**

[redacted]

- Maintain the **gearing** below 50%
- Maintain the **Net debt/ EBITDA** ratio below x 2,5

GRUPO FCC